March 10, 2015

VIA FEDERAL EXPRESS AND EDGAR

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pangaea Logistics Solutions Ltd.

Registration Statement on Form S-1

Filed February 4, 2015

File No. 333-201881

Dear Mr. Dobbie:

On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 25, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Stickel.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement Cover Page

1.	Please check the box that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 or advise.

We have revised the cover page to check the appropriate box that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415.

Securities and Exchange Commission

March 10, 2015

Selling Shareholders, page 23

2.	We note that your disclosure in the Plan of Distribution section on page 24 that “[t]he selling shareholders identified as or affiliated with registered broker-dealers in the Selling Shareholders table above (under “Selling Shareholders”) are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus.” Please clarify in the Selling Shareholders section which selling shareholders are broker-dealers or affiliates of broker-dealers.

We have indicated in the Selling Shareholders section on page 24 that each of the Selling Shareholders are affiliated with broker-dealers and as such may be deemed to be underwriters with respect to securities sold by them pursuant to the prospectus.

3.	Please tell us whether any selling shareholders identified as statutory underwriters are eligible to offer shares at market prices under Rule 415 or if they are required to offer their shares at a fixed price for the duration of the offering pursuant to Rule 415(a)(4).

We have clarified the disclosure on page 24 of the Registration Statement to indicate that the Selling Shareholders are eligible to sell their shares at prevailing market prices under Rule 415. The Selling Shareholders are not required to offer their shares at a fixed price for the duration of the offering pursuant to Rule 415(a)(4) and will not be selling any shares on behalf of the Registrant as a primary offering pursuant to this Registration Statement.

Item 17. Undertakings, page 95

4.	Please provide the undertakings required for Rule 415 offerings or advise.

We have provided the undertakings required for Rule 415 offerings on page 95.

Signatures

5.	Please revise your signature section to have your controller or principle accounting officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

We have revised our signature section to indicate that Anthony Laura is our principal accounting officer.

Exhibit Index

6.	Please file the legality opinion required by Item 601(b)(5) of Regulation S-K.

We have filed the legality opinion as exhibit 5.1 as required by Item 601(b)(5) of Regulation S-K.

Securities and Exchange Commission

March 10, 2015

7.	Please file the tax opinions referenced throughout the Tax Considerations section beginning on page 45 as required by Item 601(b)(8) of Regulation S-K.

We have filed the tax opinion of Willkie Farr & Gallagher and Appleby Limited as required by Item 601(b)(8) of Regulation S-K as exhibits 8.1 and 8.2, respectively.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Robert A. Rizzo

Robert A. Rizzo

Enclosures

cc:	Mr. Anthony Laura

Ms. Trudy Coleman

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